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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               --------------

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10)*


                                 Advanta Corp.
                       ---------------------------------
                                 Name of Issuer

                              Class A Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)

                                  007942 10 5
                                ----------------
                                  CUSIP Number




         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages
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-------------------------                          ----------------------------
CUSIP NO.  007942 10 5               13G           PAGE  2   OF   5   PAGES
                                                         ---     -----
-------------------------                          ----------------------------




-------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Dennis Alter   ###-##-####
-------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                          (a)  [  ]

                                                          (b)  [  ]
-------------------------------------------------------------------------------
 3        SEC USE ONLY


-------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-------------------------------------------------------------------------------
                             5        SOLE VOTING POWER
         NUMBER OF
          SHARES                           4,475,032
       BENEFICIALLY       -----------------------------------------------------
         OWNED BY            6        SHARED VOTING POWER
           EACH
         REPORTING                         468,824
          PERSON          -----------------------------------------------------
           WITH              7        SOLE DISPOSITIVE POWER

                                           4,475,032
                          -----------------------------------------------------
                             8        SHARED DISPOSITIVE POWER

                                           468,824
-------------------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,718,856
-------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*

                      N/A
-------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      26.33%
-------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                             Page 3 of 5 Pages

                                  Schedule 13G
                              Issuer: Advanta Corp.
                           Filing Person: Dennis Alter


Item 1(a).     Name of Issuer:

               Advanta Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Welsh & McKean Roads
               P.O. Box 844
               Spring House, Pennsylvania  19477-0844

Item 2(a).     Name of Person Filing:

               Dennis Alter

Item 2(b).     Address of Principal Business Office:

               Welsh & McKean Roads
               P.O. Box 844
               Spring House, Pennsylvania  19477-0844

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Class A Common Stock

Item 2(e).     CUSIP Number:

               007942 10 5

Item 3.        Inapplicable.



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                                                               Page 4 of 5 Pages

                                  Schedule 13G
                              Issuer: Advanta Corp.
                           Filing Person: Dennis Alter


Item 4.   Ownership.

          (a)  Amount Beneficially Owned: 4,718,856 shares

          (b)  Percent of Class:

               26.33%

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 4,475,032 (the undersigned disclaims beneficial ownership of 75,000 shares held by a charitable trust as to which the undersigned has sole voting and investment powers)

               (ii) shared power to vote or to direct the vote: 468,824 (the undersigned disclaims beneficial ownership of 150,000 shares held by a charitable foundation as to which the undersigned shares voting and investment powers; the undersigned's spouse has sole voting power of 318,824 shares, as to which the undersigned disclaims beneficial ownership)

               (iii) sole power to dispose or to direct the disposition of:
                     4,475,032 (the undersigned disclaims beneficial ownership of 75,000 shares held by a charitable trust as to which the undersigned has sole dispositive power)

               (iv) shared power to dispose or to direct the disposition of 468,824 (the undersigned disclaims beneficial ownership of 150,000 shares held by a charitable foundation as to which the undersigned shares dispositive power; the undersigned's spouse has sole dispositive power of 318,824 shares, as to which the undersigned disclaims beneficial ownership)


Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.

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                                                               Page 5 of 5 Pages

                                  Schedule 13G
                              Issuer: Advanta Corp.
                           Filing Person: Dennis Alter



Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               As sole trustee of a trust for his sister, Linda Alter, the undersigned has sole power to vote and to dispose of the 999,462 shares of Class A Common Stock held by this trust, representing 5.57% of the shares of Class A Common Stock outstanding at December 31, 1996.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

               Inapplicable.

Item 8.        Identification and Classification of Members of the Group.

               Inapplicable.

Item 9.        Notice of Dissolution of Group.

               Inapplicable.

Item 10.       Certification.

               Inapplicable.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997

               /s/ DENNIS ALTER
           ------------------------------
                   Dennis Alter